Exhibit i(2)
SECOND ADMINISTRATIVE SERVICES AGREEMENT
This SECOND Administrative Services Agreement is made and executed by and between EquiTrust Life Insurance Company (“EquiTrust Life”), an Iowa corporation having its principal offices at 5400 University Avenue, West Des Moines, Iowa 50266; and CC Services, Inc. (“CCSI”), an Illinois corporation with its principal offices at 1701 Towanda Ave., Bloomington, Illinois 61702.
Recitals
CC Services, Inc. provides and obtains services on behalf of its affiliated insurer, COUNTRY Investors Life Assurance Company (“CILAC”) (CCSI and CILAC collectively referred to herein as “COUNTRY”).
EquiTrust Life has provided services to COUNTRY with respect to certain variable annuity contracts (including variable settlement options, hereinafter referred to collectively as “annuity contracts ”) and/or variable life insurance contracts issued by CILAC under an Administrative Service Agreement originally dated January 1, 2004 and as subsequently amended (the “Prior Agreement’). EquiTrust Life and COUNTRY desire to execute a new Administrative Services Agreement to adequately cover the change in the business relationship between the parties, since COUNTRY plans to cease writing new variable products.
NOW THEREFORE, in consideration of the mutual covenants and obligations hereinafter expressed and for the consideration recited herein, CCSI and EquiTrust Life hereby covenant, stipulate and agree as follows:
Part 1 — SERVICES
1.1 Scope of Services. From and after the date of this Agreement, EquiTrust Life agrees to provide to COUNTRY financial reporting and service functions with respect to the annuity contracts and/or insurance contract forms underwritten and issued by CILAC, as identified and listed in the schedule of contracts annexed hereto as Schedule A. Such financial reporting and service functions shall consist of the activities set forth and described in the Description of Services annexed hereto and incorporated herein as Schedule B, including all expenses and fees related thereto. Schedules A and B may be amended from time to time by mutual written agreement of CCSI and EquiTrust Life.
1.2 Additional Services. EquiTrust Life shall review any additional servicing requirements at the request of COUNTRY, and EquiTrust Life will provide COUNTRY with a written proposal to include specific services to be provided, an implementation schedule and any associated fees and expenses.
1.3 Compensation. In consideration of its administrative services under this Agreement for and on behalf of COUNTRY, CCSI will pay EquiTrust Life such compensation and reimburse

EquiTrust Life for such expenses in quarterly installments as are provided for in the schedule of administrative fees annexed hereto as Schedule C. EquiTrust Life agrees that the compensation payable pursuant to Schedule C shall be accepted by EquiTrust Life as full compensation from COUNTRY for the services described in Schedule B.
1.4 COUNTRY Directives. EquiTrust Life shall, in all cases and at all times, to the extent there is reasonable notice thereof, observe and obey such rules, regulations, instructions and directives of COUNTRY as COUNTRY may, from time to time, promulgate for its operations, and shall not bind COUNTRY in contravention of any such rules, regulations, instructions or directives. EquiTrust Life shall not, however, upon reasonable prior notice to COUNTRY, be responsible for observing or obeying any rule, regulation, instruction or directive of COUNTRY, if, in so doing, EquiTrust Life, in the opinion of its counsel, would be in violation of any statute, rule or regulation promulgated by any governmental authority with jurisdiction thereover.
1.5 Referral of Communications. EquiTrust Life shall handle all correspondence of a routine nature and other general functions necessary for satisfactory administration of CILAC’s annuity contracts or life insurance contracts and shall maintain files relative thereto. EquiTrust Life shall immediately forward to COUNTRY copies of all complaints and all attorney letters or other communications notifying EquiTrust Life of threatened or actual litigation against EquiTrust Life or COUNTRY. COUNTRY shall forward to EquiTrust Life, immediately upon receipt, all complaints and inquiries, and all attorney letters containing complaints received by COUNTRY but appropriate for EquiTrust Life’s response. EquiTrust Life will dispatch responses within a reasonable period or as required by appropriate law, whichever is sooner, and will copy COUNTRY on such responses to all complaints. COUNTRY shall have an opportunity to review EquiTrust Life’s response to all attorney letters, and EquiTrust Life will not mail or otherwise transmit any such written responses to such attorney letters without the prior written approval of COUNTRY.
Part 2 — STANDARDS OF PERFORMANCE
2.1 Licensure. EquiTrust Life will be properly licensed with each state or other jurisdiction as required in order to provide the services described in this Agreement.
2.2 General Standard. All services to be provided by EquiTrust Life under this Agreement shall be performed in a professional manner consistent with both industry standards and the practices of a company rated “A” or better rating as determined by A. M. Best and in accordance with all applicable laws and regulations. COUNTRY will monitor, oversee, and audit the services of EquiTrust Life as provided herein in accordance with Rule38a-1 of the Investment Company Act and Equitrust Life agrees to provide documentation, data and access as necessary for COUNTRY to fulfill its Rule 38a-1 obligations related to the services described in Schedule B. EquiTrust Life agrees to maintain a compliance program for services provided hereunder and agrees to adopt and implement written policies and procedures reasonably designed to prevent violations of federal securities law and violations of state insurance laws.
2.3 Reservation of Management Authority. Services rendered by EquiTrust Life hereunder are subject to the express limitation that they shall in no way constitute a relinquishment of the management responsibility of COUNTRY, which shall not be relieved of any obligation or liability to which it would otherwise be subject by law as a result of these services being rendered. COUNTRY retains ultimate and final authority to underwrite, issue policies, arrange reinsurance or otherwise service the policies as set forth in Schedule B. The authority granted and delegated in Schedule B can be amended or removed by terminating this Agreement pursuant to section 3.2 or amended, in the sole discretion of CCSI.
Part 3 — EFFECTIVE DATE, TERM; TERMINATION
3.1 Effective Date; Term. This Agreement shall become effective on the first day of the month following the month in which COUNTRY notifies EquiTrust Life in writing that COUNTRY has ceased writing new Variable Product business. Upon the effective date of this Agreement, the Prior Agreement shall be deemed to be terminated and of no force and effect except to the extent the agreement contains provisions that are specifically noted as surviving the agreement. This new Agreement shall, unless sooner terminated pursuant to §3.2 hereof, continue in full force for sixty (60) months (the “Initial Term”); provided, however, after the Initial Term and any extension thereof, this Agreement, and all of its terms and provisions, as the same may have previously been amended by the parties, shall be automatically renewed and reconducted for successive 12 month renewal terms. In no event, however, shall this Agreement apply to any new Variable Product business written by COUNTRY after the effective date of this Agreement.
3.2 Termination: After the conclusion of the Initial Term (including any extension) or any renewal term, this Agreement may be terminated:
a.	by either party, upon one year prior written notice to the other party;

b.	by CCSI, upon written notice to EquiTrust Life in the event of the bankruptcy, insolvency, or material financial instability of EquiTrust Life or if EquiTrust Life’s Risk-Based Capital Ratio of Total Adjusted Capital to Company Action Level Risk Based Capital equals or falls below 300%; or

c.	by either party upon prior written notice to the other party specifying the other party’s breach or default in the performance of any material covenant or obligation of this Agreement and failure to cure or remedy such breach or non-performance within 30 days of the date on which notice of such breach or default is received, or such longer period as may be permitted by the party giving notice.
This Agreement may be terminated prior to the completion of the Initial Term (including any extension) only for the reasons stated in subparagraphs “b” and “c” above, or by the express written agreement of the parties.
3.3 Rights and Obligations Upon Termination. Upon the termination of this Agreement, with respect to new business and/or business in force, EquiTrust Life shall promptly supply COUNTRY with copies of all claims and policy administration documents and all information and data necessary to administer the business covered by this Agreement, including data electronically stored. So long as this Agreement continues in force with respect to any business, the parties will continue to provide services and information to each other in the same manner and with the same diligence as from the inception of the Agreement.

Part 4 — INDEMNIFICATION
4.1 Mutual Indemnification. EquiTrust Life agrees to indemnify and hold COUNTRY harmless from any liability, damages or losses which COUNTRY may incur as a result of any claims, actions or judgments, negligent or intentional, in connection with EquiTrust Life’s provision of services to COUNTRY; provided, however, EquiTrust Life shall not be responsible for decisions made by COUNTRY or for actions as directed by COUNTRY in writing. COUNTRY similarly agrees to indemnify and hold EquiTrust Life harmless for decisions made by COUNTRY or actions as directed by COUNTRY in writing. Each party warrants to the other that its services and obligations as performed under this Agreement, including, but not limited to the materials used therein, will not infringe upon the proprietary interests or rights of third parties and each party will further indemnify, hold harmless and defend the other party, its directors, officers, agents and employees, against any infringement liability, claim or action as a result of the actions of the indemnifying party.
4.2 Notice of Claim. If any claim is made by a party which would give rise to a right of indemnification under §4.1, the party entitled to indemnification (the “Indemnified Party”) promptly will give notice of the claim to the party required to provide indemnification (the “Indemnifying Party”). The Indemnified Party will permit the Indemnifying Party to participate in such defense at the Indemnifying Party’s expense. The Indemnifying Party will not, in the defense of any such claim or litigation, consent to entry of any judgment or enter into any settlement without the written consent of the Indemnified Party which will not be withheld unreasonably. The Indemnified Party shall cooperate fully with the Indemnifying Party and make available to the Indemnifying Party all pertinent information under its control relating thereto.
Part 5 — GENERAL PROVISIONS
5.1 Authorized Officers. CCSI represents that each of CILAC’s officers identified in Schedule D, attached hereto and incorporated herein by reference (hereinafter referred to as “Authorized Officers”), are authorized within the scope of the officers’ authority as described in Schedule D, to: (i) coordinate communications with EquiTrust Life with respect to this Agreement; (ii) provide to EquiTrust Life written requests and instructions with respect to the services provided for herein; and (iii) clarify with EquiTrust Life the specific scope and timing of records maintained, reports prepared and other services performed by EquiTrust Life. CILAC’s Senior Vice President, Life/Health Operations is authorized to agree in writing with EquiTrust Life on changes in the compensation payable by COUNTRY to EquiTrust Life to reflect changes in the scope and timing of the services. If EquiTrust Life receives any letter or other writing from an Authorized Officer of COUNTRY authorizing an officer of COUNTRY to sign documents on behalf of COUNTRY, then such officer shall be considered an Authorized Officer for purposes of this Agreement and Schedule D shall be considered amended accordingly. COUNTRY may amend Schedule D from time to time by giving notice to EquiTrust Life of the amendment.
5.2 Confidential Information. In performing the obligations arising under this Agreement, each party may have access to and receive disclosure of certain confidential or proprietary information of the other party (hereinafter “Confidential Information”). Each party shall take all reasonable steps necessary to protect the confidential and proprietary nature of all Confidential

Information of the other party by affording thereto the same types of protection which the party in possession of Confidential Information of the other party affords its own confidential and proprietary information. Each party has adopted reasonable business practices to limit access and unauthorized disclosure of Confidential Information. The parties will only disclose Confidential Information with those having a sufficient reason to know such information and shall limit employee, vendor, agent and other third party access in accordance with the terms of this Agreement. Except as provided in this Agreement or as reasonably required to perform the services referenced herein, neither party shall, directly or indirectly, disclose or make available to any third party, or use for any purpose, any Confidential Information belonging to the other party, except as may be required by law. Notwithstanding the foregoing, Confidential Information shall not include: (i) any information which is or becomes generally available to the public or the insurance industry, other than as a result of a breach of this Agreement by the party obtaining the Confidential Information; (ii) any information which is lawfully obtained by the party from a third party, provided that the third party is not, to the knowledge of the party obtaining the information, bound by a nondisclosure agreement with respect thereto; or (iii) any information which subsequently develops from independent sources.
5.3 Anti-Money Laundering and Security Breach Notifications. The parties agree to cooperate in order to ensure compliance with the USA PATRIOT Act and any and all other related laws and regulations related to money laundering and financing of terrorism, including without limitation customer identification, and filing suspicious activity reports. Based upon their respective duties under this Agreement, the parties will coordinate in the development, implementation and monitoring of policies and procedures to comply with such requirements in the sale of the variable products described in this Agreement. EquiTrust Life shall further provide anti-money laundering compliance services for any and all policy surrenders, payouts or disbursements and shall provide reports and data necessary for COUNTRY to fulfill its Anti-Money Laundering compliance responsibilities, as more particularly described in Schedule E.
Further, EquiTrust Life shall inform COUNTRY as soon as reasonably practicable of any suspected or actual data breach involving COUNTRY clients. EquiTrust agrees to work with COUNTRY to resolve any security data breach occurrences and to take steps to mitigate the future occurrence of such breaches.
5.4 COUNTRY Property. All contract and policy forms, records and supplies furnished by COUNTRY to EquiTrust Life shall remain the property of COUNTRY and shall be turned over to COUNTRY promptly on demand. All other contract and policy forms or other supplies, and all underwriting files or other files pertaining to an annuitant’s or insured’s coverage, whether retained by COUNTRY or EquiTrust Life, shall be copied upon request and said copies provided to the other party. All licenses and other materials relating to government licensing or authorizations of COUNTRY with respect to this Agreement shall be and remain the property of COUNTRY and shall be turned over to COUNTRY by EquiTrust Life promptly upon demand.
5.5 Inspection of Books and Records. COUNTRY, or others on its behalf, shall have the right at any reasonable time to inspect all books and documents relating to the business administered under this Agreement. EquiTrust Life shall provide any and all information concerning the business administered hereunder required in order to administer this Agreement and to permit COUNTRY to comply with governmental regulations, examinations, audits and inspections.
5.6 Corporate Authority. EquiTrust Life and COUNTRY expressly represent and warrant that each has the authority to enter into this Agreement and that each is not nor will not be, by virtue of entering into this Agreement or otherwise, in breach of any other agreement with any other insurance company, association, firm, person or corporation.
5.7 Officer Authority. The officers signing this Agreement on behalf of COUNTRY and EquiTrust Life represent and warrant that they are authorized to execute this document on behalf of such corporations pursuant to their bylaws or a resolution of their boards of directors.
5.8 Independent Contractor. EquiTrust Life is an independent contractor. Nothing contained in this Agreement shall be construed to create the relationship of employer and employee between COUNTRY and EquiTrust Life, nor shall EquiTrust Life’s employees be considered employees of COUNTRY for any purposes.
5.9 Arbitration. In the event of any dispute arising between EquiTrust Life and COUNTRY with reference to the rights or liabilities of either party under this Agreement, the dispute shall be referred to three arbitrators (other than present or former officers or employees of EquiTrust Life, COUNTRY, any affiliated company or any company with a monetary interest in the dispute) familiar with the business of insurance. One of the arbitrators shall be chosen by EquiTrust Life, another by COUNTRY and a third by the first two. The decision of the arbitrators shall be binding and final. The standards to be used in the proceedings will be the Commercial Arbitration Rules of the American Arbitration Association. Each party shall initially pay the costs and fees of the arbitrator it selects, and the costs and fees of the third arbitrator shall be divided equally by the parties; provided, however, that the prevailing party in any arbitration proceeding conducted pursuant to this Section shall be entitled to recover from the other party any costs or expenses incurred by the prevailing party in connection with the arbitration, including the fees of arbitrators and the reasonable fees of attorneys, actuaries, accountants and other experts.
5.10 Assignment. Neither party may assign or delegate all or any part of its rights and duties under this Agreement without the prior written consent of the other party. Notwithstanding anything herein to the contrary, this Agreement and the rights, benefits and obligations hereunder may be transferred as part of the complete acquisition of COUNTRY or EquiTrust Life by a third party or an affiliate by virtue of a purchase of ownership interest, sale of assets, merger, consolidation, or other business combination without the consent of the other party.
5.11 Non-Waiver. The waiver of any breach of any term, covenant or condition of this Agreement shall not be deemed a waiver of any subsequent breach of the same or any other term, covenant or condition. No term, covenant or condition of this Agreement shall be deemed to have been waived unless such waiver is in writing and signed by the party charged therewith.
5.12 Notices. Any notice required or permitted under this Agreement shall be deemed sufficiently given and effective five (5) business days after deposit with the United States Postal Service, postage-prepaid, registered or certified, return-receipt-requested, by facsimile or other electronic transmission, or upon receipt if delivered personally. Such notice shall be directed as follows:

EquiTrust Life Insurance Company	CC Services, Inc.

James E. Hohmann	Barbara A. Baurer
Chief Executive Officer	Chief Operating Officer
5400 University Avenue	1701 Towanda Ave., PO Box 2000
West Des Moines, Iowa 50266	Bloomington, Illinois 61702-2000

With a copy to:
James M. Jacobs Secretary & General Counsel
1701 N. Towanda Ave., PO Box 2000
Bloomington, Illinois 61702-2000
5.13 Titles and Headings. The titles and headings appearing in this Agreement are included for convenience only and shall not be taken into account in the interpretation, construction or application of this Agreement.
5.14 Amendment. Any amendment to this Agreement shall be in writing and signed by authorized representatives of both parties.
5.15 Entire Agreement. This Agreement, together with the several Schedules appended hereto and incorporated herein, constitutes the entire agreement between the parties relative to the subject matter hereof, superseding any and all prior understandings or agreements between the parties and any subsidiary, parent or affiliated company and may not be amended except by written instrument executed by the parties.
In witness whereof, EquiTrust Life and CCSI have caused this Agreement to be subscribed and executed, in duplicate original, by their undersigned officers, duly authorized hereunto, on the dates hereinafter indicated.

EquiTrust Life Insurance Company		CC Services, Inc.

By:	/s/ James E. Hohmann	By:	/s/ Barbara A. Baurer

	James E. Hohmann		Barbara A. Baurer
	Chief Executive Officer		Chief Operating Officer

Date: 11/4/10		Date:

Schedule A

SCHEDULE OF CONTRACTS

Description	SEC File Number

Flexible Premium Variable Life Insurance Policy	333-106757
Flexible Premium Variable Life Insurance Policy	811-21394
Flexible Premium Deferred Variable Annuity Contract	333-104424
Flexible Premium Deferred Variable Annuity Contract	811-21330
and any and all applicable riders, endorsements, applications and state specific variations of these forms and policies.

Schedule B

DESCRIPTION OF SERVICES

1.	PREMIUM PROCESSING
EquiTrust Life shall:
(a)	Receive all premiums and policy change requests from CCSI, and shall date stamp and process those items promptly.

(b)	Premiums shall be deposited into a bank account of COUNTRY.

(c)	Maintain all written communication pertinent to the change application.

(d)	Initiate transfer of funds from another company including but not limited to 1035 exchanges, replacements and rollovers.
2.	UNDERWRITING AND POLICY ISSUE
EquiTrust Life shall:
(a)	Prepare a systems master file.

(b)	Provide COUNTRY with view and updating access to all necessary data.

(c)	Create data pages updated as appropriate to policy changes.

(d)	Verify that policies have been updated as requested.

(e)	Mail, via Regular United States Postal Service, data pages to applicant and/or registered representative in accordance with COUNTRY’s instructions.

(f)	Update the policy holder file.
3.	POLICY HOLDER SERVICE
EquiTrust Life shall:
(a)	Maintain and store policy holder records, including back-up records, at its offices in West Des Moines, Iowa (computer, hard copy, microfilm or image system as applicable).

(b)	Record all policy changes on master file.

(c)	Prepare electronic fund transfers and individual bills and group billing lists

(d)	Receive and respond to requests, standard complaints and inquiries from policy holders and other authorized people in accordance with COUNTRY’s complaint procedures, subject to the provisions set forth in part 1 § 1.5.

(e)	Maintain and provide access to all written material reflecting documentation of system and system changes.

(f)	Receive and process all disbursement requests with confirmations to policy holder and registered representative in accordance with agreed upon procedures.

(g)	Calculate and collect fees and taxes as applicable.

(h)	Receive and process policy holder service requests. Generate communications to confirm changes.

(i)	Receive and process policy holder requests for variable settlement/annuity options. Generate communications to confirm changes. Forward fixed settlement/annuity option requests to COUNTRY

(j)	Prepare periodic and non-periodic authorized disbursement payments by check to policy holders or designated payees and deliver in accordance with agreed upon procedures.

(k)	Withhold and report federal and state income tax to COUNTRY as required or requested by COUNTRY.

(l)	Record and acknowledge assignments of ownership and collateral.

(m)	Produce and mail periodic statements of account to policy holders.

(n)	Mail tax forms (Forms 1099 and 5498) to policy holders and other payees as required by law. Report such information to the IRS, and provide to COUNTRY any documentation with respect to these tax forms and reporting as COUNTRY may request.

(o)	Prepare and mail confirmation statements of financial transactions to policy holders with copies to registered representatives.

(p)	Provide information as needed to allow registered representative and broker-dealers to comply with SEC books and records requirements including providing updated address changes, and changes in contractholders investment directives.
4.	CLAIMS PROCESSING

EquiTrust Life shall provide COUNTRY with all necessary information to properly address claims and EquiTrust Life shall execute COUNTRY’s instructions regarding processing of claims and process and settle claims at the direction of COUNTRY. COUNTRY and EquiTrust Life will cooperate concerning disputed claims and contract interpretations brought to COUNTRY’s attention by EquiTrust Life, a member or agent. The original copy of files sent to COUNTRY shall be retained by EquiTrust Life unless requested by COUNTRY.

EquiTrust Life shall:
(a)	Withhold and report federal and state income tax to COUNTRY as required or requested by COUNTRY.

(b)	Fulfill state requirements for Tax Notices and Consents in the payment of claims.

(c)	Include statutory interest on the payment of claims when applicable.

(d)	Abide by the applicable state Unfair Claim Settlement Practices regulations.

(e)	Receive and respond to complaints in accordance with COUNTRY’s complaint procedures, subject to the provisions set forth in part 1 §1.5.
5.	AGENT COMPENSATION SERVICES
EquiTrust Life shall:
(a)	Carry sufficient information on registered representatives of COUNTRY Capital Management Company so that proper identification of business issued can be appropriately credited.

(b)	Prepare and submit information to COUNTRY to allow registered representative and other compensation (including but not limited to agency manager compensation) to be determined.

(c)	Provide COUNTRY with production reports showing the production generated by each registered representative.

(d)	Execute instructions from COUNTRY for manual commission adjustments relative to variable business processed by EquiTrust Life, as necessary.
6.	COLLECTION AND DISPOSITION OF FUNDS

(a)	EquiTrust Life shall act on behalf of COUNTRY in receiving and pursuing collection of funds from insureds, and agents. All funds so received and collected shall be deposited in a bank account for CILAC separate and apart from any funds belonging to EquiTrust Life or third parties.

(b)	COUNTRY shall grant EquiTrust Life authority to disburse funds from such bank account for the following purposes:
1.	Payment of return premiums.

2.	Payment to CILAC of net amounts due to CILAC.

3.	Payment of policy proceeds including, but not limited to, surrenders and claims

4.	Remit Federal and State policy holder benefit withholding to CILAC for distribution to the proper authorities.
EquiTrust Life shall not disburse funds from the account for any other reason without written authorization from COUNTRY.
EquiTrust Life shall monitor the account balance on an as needed basis, determine daily funding needs and communicate deposit requests (and excess balances) to COUNTRY. When requested by EquiTrust Life, CILAC shall deposit funds in amounts sufficient to maintain a minimum balance in the account. It shall be the responsibility of COUNTRY to make deposits on a timely basis. The amount necessary to maintain a minimum balance shall be determined by COUNTRY.
7.	SETTLEMENT INFORMATION

(a)	Within 10 business days after the end of each quarter, EquiTrust Life shall report to COUNTRY the net due to or from CILAC; and the prior month’s activity shall be reconciled by EquiTrust Life.

(b)	EquiTrust Life shall, upon request, provide service reports to COUNTRY, including but not limited to the following reports:
1.	Check Register.

2.	Premiums on a year-to-date basis, broken down by first year and renewals.

3.	Benefits including but not limited to surrender, annuitization or death.

4.	Standard production or marketing reports as agreed upon.

5.	Reinsurance accounting reports.

Monthly
(1)	Monthly Accounting File Containing

(a)	Premiums by State

(b)	Interest Credited.

(c)	Surrenders by State

(d)	Death Claims by State

(e)	Any other Policyholder Benefits Paid by State.
(2)	Account Value by Subaccount totals

(3)	Reconciliation Report.

(4)	Reinsurance Accounting.
Quarterly
(1)	Settlement Report (Reinsurance)
Annual
(1)	Policy Exhibit by State Information

(2)	Death Claim Counts by State
8.	OTHER SERVICES
EquiTrust Life shall:
(a)	Reconcile bank statements and cash accounts on a monthly basis.

(b)	Furnish to COUNTRY all applicable data necessary for preparation of COUNTRY’s NAIC Convention Blank, corporate tax return, AM Best Surveys and information required by regulators.

(c)	Have responsibility for compliance with all existing statutory and existing regulatory requirements with respect to services provided hereunder.

(d)	Provide historical record retention in hard copy, microfilm or image as applicable and in conformance with COUNTRY’s retention policy.

(e)	Maintain off-site computer disaster recovery backup and recovery tapes on a daily, weekly and monthly basis, with recovery time to mirror COUNTRY rules.

(f)	Provide statutory reserve information, such as minimum death benefit reserves, contingency reserves, etc., and supporting detail, as required by COUNTRY.

(g)	Support financial, administrative, claim, regulatory and data processing audit reviews in accordance with guidelines agreed to with COUNTRY.

(h)	Process special mailings and/or mailing inserts as reasonably required.

(i)	To the extent not specifically provided for herein, EquiTrust Life will provide such services as are necessary to allow CILAC to comply with its obligations under the Variable Annuity, Supplemental Contract and Variable Universal Life Reinsurance Agreements with EquiTrust Life Insurance Company.

(j)	Document procedures falling under this Agreement.

(k)	Provide an Extranet site with access by COUNTRY’s field representatives and authorized home office personnel.

(l)	Provide information to COUNTRY regarding mortality, lapses and expenses which allows evaluation of profitability.

(m)	Such other services or reporting as COUNTRY deems necessary at a price agreeable to both parties.

(n)	Provide assistance regarding variable products which COUNTRY is unable to obtain or prepare (because the information or materials needed is solely in the possession of EquiTrust) which is necessary for IMSA Certification.
COUNTRY will notify EquiTrust Life in writing and, likewise, EquiTrust Life will notify COUNTRY in writing, if there are any changes in federal, state or local law, rules or regulations which affect the services provided to COUNTRY under this Agreement. EquiTrust Life will develop and implement the necessary changes and take other actions reasonably required so that the services continue to satisfy applicable laws, rules and regulations. COUNTRY may request in writing system changes not required by law, rule or regulation. EquiTrust Life will use its best effort to develop and implement these changes where the changes are practical and feasible at a pre-agreed upon cost.
Direct expenses for items such as brochures, annual reports, prospectus and legal expenses shall be paid by COUNTRY. COUNTRY will provide quarterly totals by product for those expenses incurred that are recoverable through the reinsurance agreement.

Schedule C

Policy Activity Charges: Acquisition and maintenance charges related to the variable annuity contracts and variable universal life policies will be charged as follows:
Country — ET deal

EFFECTIVE 4-1-2009	VUL	LSVUL	VA, VSO	FSO
Acquisition per policy	268	482	149	38
Maintenance per policy	120	168	161	106
Acquisition per unit	1.03	1.86	—	—

EFFECTIVE 4-1-2007	VUL	LSVUL	VA,VSO	FSO
Acquisition per policy	223	402	124	32
Maintenance per policy	120	168	161	106
Acquisition per unit	0.86	1.55	—	—
Country Investors

EFFECTIVE 4-1-2009	VUL	VA, VSO
Acquisition per policy	115	149
Maintenance per policy	120	161
Acquisition per unit	—	—

EFFECTIVE 4-1-2007	VUL	VA, VSO
Acquisition per policy	96	124
Maintenance per policy	120	161
Acquisition per unit	—	—

*	Not including annuities purchased to annuitize under a variable settlement option.
The maintenance fee is charged quarterly on the number of policies in force each quarter. The number of policies in force each quarter will be equal to half of the sum of the number of policies in force at the end of the prior quarter and the number in force on the last day of the current quarter.
Charges and fees in this section are based on year 2009 experience. These charges and fees will be adjusted annually, by mutual agreement to reflect increases or decreases in the cost of providing services in the previous year pursuant to this Agreement on April 1, based on actual results for the year ended the previous December 31. If new charges and fees are not mutually agreed to in writing within one hundred eighty (180) days after the announcement of the new charges and fees, the parties agree to resolve any dispute about the new charges and fees by Arbitration pursuant to section 5.8 of this Agreement.
These initial charges and fees are based on the cost of providing the services specified in Schedule B.
Expenses for Additional Services

Additional services requested by COUNTRY will be provided pursuant to Section 1.2 of this Agreement. Direct expenses for such additional services provided will be billed as incurred and will be payable within 15 days of billing.
Expenses for increased software costs
COUNTRY shall reimburse EquiTrust Life for any additional licensing and maintenance costs incurred by EquiTrust Life for processing business which it reinsures on a less than 50/50 basis, not to exceed 100% of the actual additional costs incurred by EquiTrust Life.

Schedule D

CILAC AUTHORIZED OFFICERS

CEO, COO, CFO, Senior Vice President, Life/Health Operations
Vice President and Chief Life/Health Actuary, Appointed Actuary & Illustration Actuary
Vice President, Life/Health Administration

Schedule E — Anti-Money Laundering Compliance Responsibilities
A. Office of Foreign Asset Control Regulations.
     1. EquiTrust Life Responsibilities. EquiTrust Life has installed software which allows it to check customer names against a list of “blocked persons” issued by OFAC (the “OFAC List”). EquiTrust Life agrees to use this software to check the names of all payees on any payments generated by EquiTrust Life for death claims, withdrawals, loans, surrenders, or exercise of the free look privilege for all of CILAC’s variable products administered by EquiTrust Life.
     If EquiTrust Life detects a name match when checking names against the OFAC List, it will contact one of the following individuals immediately by phone or fax for further instructions, and will take no further action on the policy prior to receiving instructions:
CCMC Compliance and Research Analyst
Phone: (309) 821-2887
Fax:     (309) 820-5070
CILAC Chief Compliance Officer
Phone: (309) 821-6602
Fax:     (309) 821-6177
     2. Agreements by CCMC and CILAC. CCMC and CILAC agree that EquiTrust Life’s liability for the above OFAC responsibilities shall be limited to liability in cases where EquiTrust Life detected a match with the OFAC List but failed to notify CCMC or CILAC of the match pursuant to the above instructions. In no event shall EquiTrust Life have liability for failure to detect a match with a name on the OFAC List if the match was not detected by the software purchased and installed by EquiTrust Life unless failure to detect was due to negligent or willfillful misconduct of EquiTrust. CCMC and CILAC agree that they have been given the opportunity to inspect and approve of the software in use by EquiTrust Life.
B. Suspicious Activity Detection.
     1. EquiTrust Life Responsibilities. EquiTrust Life has provided training to its employees who work with CILAC’s variable products to assist them in detecting suspicious activities. In particular EquiTrust Life’s employees have been provided a list of “red flags” which may indicate suspicious activity. If EquiTrust Life detects activity which may be considered suspicious, EquiTrust Life will promptly report this activity to one of the following individuals:
CCMC Compliance and Research Analyst
Phone: (309) 821-2887
Fax:     (309) 820-5070
CILAC Chief Compliance Officer
Phone: (309) 821-6602
Fax:     (309) 821-6177
CCMC or CILAC will determine whether a suspicious activity report needs to be filed, and will file such report when necessary. In addition CCMC or CILAC will instruct EquiTrust Life what actions to take, if any, with regard to the incident. EquiTrust Life agrees to hold any information regarding suspicious activity in strict confidence, and will not include any notations or other information regarding the suspicious activity in the customer’s file. EquiTrust Life will, however, maintain separate records regarding suspicious activity reported to CCMC or CILAC.
     2. Agreements by CCMC and CILAC. CCMC and CILAC agree that EquiTrust Life’s liability for the above suspicious activity detection responsibilities shall be limited to liability in the case where EquiTrust Life detected suspicious activity but failed to notify CCMC or CILAC of the activity within a reasonable time, or in situations where EquiTrust Life fails to maintain the confidentiality of information about the suspicious activity. In no event shall EquiTrust Life have liability for failure to detect suspicious activity unless such failure can be considered intentional or grossly negligent. CCMC and CILAC agree that they have been given the opportunity to inspect and approve of the training material in use by EquiTrust Life to train its staff regarding the detection of suspicious activity.
C. Acceptance of Payments for Variable Products. EquiTrust Life agrees that it will abide by the following guidelines for acceptance of payments issued by CCMC and CILAC:
     1. The accepted form of payment for any of CILAC’s variable products shall by personal check written by the premium payor and payable to CILAC.
     2. EquiTrust Life will not accept cash, money orders or third party checks. If these forms of payment are received, EquiTrust Life agrees to contact the Compliance and Research Analyst at the telephone number listed in section B above for further instructions regarding these payments.
     3. EquiTrust Life will accept second party checks provided that they meet one of the following criteria:
          a. the second party check is issued by another financial institution or custodian involving a transfer or rollover from a retirement plan, or transfers from other insurance/annuity contracts, such as 1035 exchanges;
          b. the second party check is written by a payor with an obvious relationship to the policy owner, such as a parent paying the premium on policy owned by his or her child;
          c. if no obvious relationship exists between the payor and the policy owner, CCMC will review the check to establish that a legitimate business or personal relationship exists in which case CCMC will instruct EquiTrust Life to accept the check.
     4. EquiTrust Life agrees to contact the Compliance and Research Analyst at the telephone number listed in section B above for resolution of any concerns or questions with any payment received.